Exhibit 99.1

TIMMINS GOLD CORP. ANNOUNCES
BOUGHT DEAL OFFERING OF COMMON SHARES

January 22, 2014

Vancouver, BC – Timmins Gold Corp. (“Timmins Gold” or the “Company”) (TSX:TMM, NYSE MKT:TGD) is pleased to announce that it has entered into an agreement with a syndicate of underwriters, pursuant to which they have agreed to purchase, on a bought deal basis, 16,670,000 common shares of Timmins Gold at a price of C$1.50 per share, for aggregate gross proceeds to Timmins Gold of approximately C$25.0 million. In addition, Timmins Gold has agreed to grant to the underwriters an option to purchase up to an additional 2,500,500 common shares on the same terms and conditions as the offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the offering. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering to Timmins Gold will be approximately C$28.8 million.

The net proceeds of the offering will be used for general corporate purposes, including repayment of debt and working capital needs.

The common shares to be issued under this offering will be offered by way of a short form prospectus in British Columbia, Alberta and Ontario.

The offering is scheduled to close on or about February 11, 2014 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, NYSE MKT and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

On behalf of the Board:

Bruce Bragagnolo, LLB
Chief Executive Officer
604-638-8980
bruce@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, the offering and the completion thereof, the intended use of proceeds of the offering, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.